UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ADVANCED MICRO DEVICES, INC.

(Name of Subject Company (Issuer))

ADVANCED MICRO DEVICES, INC. (Issuer)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

5.75% Convertible Senior Notes due 2012

(Title of Class of Securities)

007903 AM 9

007903 AN 7

(CUSIP Number of Class of Securities)

Harry A. Wolin, Esq.

Senior Vice President and General Counsel

One AMD Place

Sunnyvale, California 94088-3453

(408) 749-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Tad J. Freese, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-1008

Phone: (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$990,000,000	$55,242.00

*	Determined pursuant to Rule 0-1l(b)(l) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 5.75% Convertible Senior Notes due 2012 (the “Notes”) assuming that $1,000,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $990 per $1,000 principal amount.
**	The amount of the filing fee equals $55.80 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$55,242.00	Filing Party:	Advanced Micro Devices, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	November 18, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and restated, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 18, 2009, amended by Amendment No. 1 to the Schedule TO filed on December 1, 2009 and amended by Amendment No. 2 to the Schedule TO filed on December 10, 2009 by Advanced Micro Devices, Inc. (“AMD” or the “Company”), in connection with its offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2009 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), on a pro rata basis, up to $1,000,000,000 aggregate principal amount of AMD’s outstanding 5.75% Convertible Senior Notes due 2012 (the “Notes”).

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

The information set forth in the Offer to Purchase is amended and supplemented by the following information:

The Offer expired at 12:00 midnight, New York City time, on December 16, 2009, which we refer to as the Expiration Date. The Company has been advised by Mackenzie Partners, Inc., as Information Agent and Depositary, that, pursuant to the terms of the Offer, Notes with an aggregate principal amount of $1,351,634,000 were validly tendered and not withdrawn prior to the Expiration Date. The Company has accepted for purchase $1,000,000,000 aggregate principal amount of the Notes validly tendered and not withdrawn at a purchase price of $990 per $1,000 principal amount of Notes, plus accrued and unpaid interest through, but excluding, the date of purchase. The aggregate consideration (including accrued and unpaid interest) for the accepted Notes of approximately $1,010 million will be delivered promptly by The Depository Trust Company to the tendering holders on a pro rata basis, based on the aggregate principal amount of Notes validly tendered and not withdrawn in the Offer. After the purchase pursuant to the Offer, approximately $485,000,000 aggregate principal amount of the Notes remain outstanding. The full text of the Company’s press release, dated December 17, 2009, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(B) hereto and is incorporated by herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated November 18, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(A)	Press Release Regarding Offer, dated November 18, 2009 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed November 18, 2009).

Exhibit Number	Description of Document

(a)(5)(B)**	Press Release Regarding Completion of Offer, dated December 17, 2009.

(b)	Indenture governing 8.125% Senior Notes due 2017, including the form of 8.125% Senior Notes due 2017, dated November 30, 2009, between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated December 1, 2009, is hereby incorporated by reference.

(d)(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.

(d)(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K dated July 30, 2009, is hereby incorporated by reference.

(d)(3)	2000 Employee Stock Purchase Plan, as amended and restated filed as Exhibit 10.1 to AMD’s Form S-8 filed on August 8, 2007, is hereby incorporated by reference.

(d)(4)	AMD 1992 Stock Incentive Plan, as amended, filed as Exhibit 10.3 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(5)	Forms of Stock Option Agreements, filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(d)(6)	Forms of Restricted Stock Agreements, filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(d)(7)	Outside Director Equity Compensation Policy, adopted March 22, 2006, amended and restated as of May 3, 2007 and November 1, 2007, filed as Exhibit 10.5 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 is hereby incorporated by reference.

(d)(8)	AMD 2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(9)	AMD’s U.S. Stock Option Program for options granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(10)	Advanced Micro Devices, Inc. 2005 Long Term Incentive Plan, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 12, 2005, is hereby incorporated by reference.

(d)(11)	AMD’s Stock Option Program for Employees Outside the U.S. for options granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(12)	AMD’s U.S. Stock Option Program for options granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.

(d)(13)	2004 Equity Incentive Plan, as amended, filed as Exhibit 10.16 to AMD’s Quarterly Report on Form 10-Q for the period ended July 2, 2006, is hereby incorporated by reference.

(d)(14)	Forms of Stock Option Agreements to the 1992 Stock Incentive Plan, filed as Exhibit 4.3 to AMD’s Registration Statement on Form S-8 (No. 33-46577) filed on March 23, 1992, are hereby incorporated by reference.

(d)(15)	AMD 1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.

(d)(16)	AMD 1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(17)	1995 Option Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.

(d)(18)	Form of Terms and Conditions For Participants Located in the U.S. Restricted Stock Unit Award (2004 Equity Incentive Plan) filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.

(d)(19)	ATI Technologies Inc. Restricted Share Unit Plans for U.S. Directors and Employees, as amended and restated effective January 31, 2005 filed as Exhibit 99.1 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(20)	ATI Technologies Inc. Restricted Share Unit Plans for Canadian Directors and Employees, as amended and restated effective January 31, 2005 filed as Exhibit 99.2 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(21)	ATI Technologies Inc. Share Option Plan, as amended effective as of January 25, 2005 filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(22)	ARTX Inc. 1997 Equity Incentive Plan, as amended, filed as Exhibit 99.4 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(23)	Confirmation Letter of Capped Call filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated April 24, 2007, is hereby incorporated by reference.

(d)(24)	Registration Rights Agreement dated as of April 27, 2007 between Advanced Micro Devices, Inc., a Delaware corporation and Morgan Stanley & Co. Incorporated filed as Exhibit 10.2 to AMD’s Current Report on Form 8-K dated April 24, 2007, is hereby incorporated by reference.

(d)(25)	Registration Rights Agreement dated as of August 14, 2007, between Advanced Micro Devices, Inc. and Lehman Brothers Inc., filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated August 14, 2007, is hereby incorporated by reference.

(d)(26)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated November 15, 2007, is hereby incorporated by reference.

(d)(27)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 16, 2008, is hereby incorporated by reference.

(d)(28)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated December 5, 2008, is hereby incorporated by reference.

(d)(29)	Form of Stock Option Agreement – U.S., filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(30)	Form of Stock Option Agreement – Non-U.S., filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(31)	Form of Restricted Stock Unit Agreement – Non-U.S., filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(32)	Indenture governing 5.75% Convertible Senior Notes due 2012, dated August 14, 2007, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated August 14, 2007, is hereby incorporated by reference.

(d)(33)	Form of 5.75% Senior Note due 2012, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 14, 2007, is hereby incorporated by reference.

(d)(34)	Indenture governing 7.75% Senior Notes due 2012, dated October 29, 2004, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated November 2, 2004, is hereby incorporated by reference.

(d)(35)	Form of 7.75% Senior Note due 2012, filed as Exhibit 4.2 to AMD’s Current Report on Form 8-K dated November 2, 2004, is hereby incorporated by reference.

(d)(36)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 24, 2007, is hereby incorporated by reference.

(d)(37)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 24, 2007, is hereby incorporated by reference.

(d)(38)	EUR 700,000,000 Term Loan Facility Agreement dated April 21, 2004, between AMD Fab 36 Limited Liability Company & Co. KG, ABN AMRO Bank N.V., Commerzbank Aktiengesellschaft, Deutsche Bank Luxembourg S.A., Dresdner Kleinwort Wasserstein, the investment banking division of Dresdner Bank AG, Landesbank Hessen-Thüringen, Girozentrale, Landesbank Sachsen Girozentrale, Dresdner Bank Luxembourg S.A., Dresdner Bank AG and the financial institutions specified in Schedule 1, filed as Exhibit 10.61 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(d)(39)	Amendment Agreement to the Term Loan Facility Agreement by and between Advanced Micro Devices, Inc., AMD Fab 36 Limited Liability Company & Co. KG, AMD Fab 36 Holding GmbH and the financial institutions named therein dated October 10, 2006 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 13, 2006, is hereby incorporated by reference.

(d)(40)	Subordination Agreement dated April 20, 2004, between AMD, AMD Fab 36 Holding GmbH, AMD Fab 36 Admin GmbH, Leipziger Messe GmbH, Fab 36 Beteiligungs GmbH, AMD Fab 36 LLC and LM Beteiligungsgesellschaft mbH, AMD Fab 36 Limited Liability Company & Co. KG, ABN AMRO Bank N.V., Commerzbank Aktiengesellschaft, Deutsche Bank Luxembourg S.A., Dresdner Kleinwort Wasserstein, KFW, Landesbank Hessen-Thüringen, Girozentrale and Landesbank Sachsen Girozentrale, as Mandated Lead Arrangers, Dresdner Bank Luxembourg S.A., as Facility Agent, with Dresdner Bank AG as Security Agent, and the financial institutions specified therein, filed as Exhibit 10.62 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(d)(41)	Guarantee Agreement dated April 21, 2004, between AMD, AMD Fab 36 Limited Liability Company & Co. KG, Dresdner Bank AG and Dresdner Bank Luxembourg S.A., filed as Exhibit 10.63 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(d)(42)	Term Loan Facility Agreement, dated as of April 21, 2004, as amended by amendment agreements dated October 10, 2006 and February 25, 2009, among AMD Fab 36 Limited Liability Company & Co. KG, certain affiliates of AMD Fab 36 Limited Liability Company & Co. KG, the banks and financial institutions party thereto as Mandated Lead Arrangers or Lenders, Dresdner Bank AG in Berlin, as Security Agent and Reporting Agent, and Dresdner Bank AG, Niederlassung Luxemburg, as Facility Agent, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated March 2, 2009, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(43)	Guarantee Agreement, dated as of April 21, 2004, as amended by amendment agreements dated October 10, 2006 and February 25, 2009, among the Company and The Foundry Company, as guarantors, AMD Fab 36 Limited Liability Company & Co. KG, as Borrower, Dresdner Bank AG in Berlin, as Security Agent, Dresdner Bank AG, Niederlassung Luxemburg, as Facility Agent, and AMD Netherlands Technologies BV, a subsidiary of The Foundry Company, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated March 2, 2009, is hereby incorporated by reference.

(d)(44)	Registration Rights Agreement, dated November 30, 2009, between Advanced Micro Devices, Inc. and J.P. Morgan Securities Inc., filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated December 1, 2009, is hereby incorporated by reference.

(g)	None.

(h)	None.

*	Previously filed on Schedule TO.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Advanced Micro Devices, Inc.

By:	/s/ Harry A. Wolin
Name:	Harry A. Wolin
Title:	Senior Vice President and General Counsel

Dated: December 17, 2009

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated November 18, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(A)	Press Release Regarding Offer, dated November 18, 2009 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed November 18, 2009).

(a)(5)(B)**	Press Release Regarding Completion of Offer, dated December 17, 2009.

(b)	Indenture governing 8.125% Senior Notes due 2017, including the form of 8.125% Senior Notes due 2017, dated November 30, 2009, between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated December 1, 2009, is hereby incorporated by reference.

(d)(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.

(d)(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K dated July 30, 2009, is hereby incorporated by reference.

(d)(3)	2000 Employee Stock Purchase Plan, as amended and restated filed as Exhibit 10.1 to AMD’s Form S-8 filed on August 8, 2007, is hereby incorporated by reference.

(d)(4)	AMD 1992 Stock Incentive Plan, as amended, filed as Exhibit 10.3 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(5)	Forms of Stock Option Agreements, filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(d)(6)	Forms of Restricted Stock Agreements, filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(d)(7)	Outside Director Equity Compensation Policy, adopted March 22, 2006, amended and restated as of May 3, 2007 and November 1, 2007, filed as Exhibit 10.5 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 is hereby incorporated by reference.

(d)(8)	AMD 2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(9)	AMD’s U.S. Stock Option Program for options granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(10)	Advanced Micro Devices, Inc. 2005 Long Term Incentive Plan, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 12, 2005, is hereby incorporated by reference.

(d)(11)	AMD’s Stock Option Program for Employees Outside the U.S. for options granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(12)	AMD’s U.S. Stock Option Program for options granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.

(d)(13)	2004 Equity Incentive Plan, as amended, filed as Exhibit 10.16 to AMD’s Quarterly Report on Form 10-Q for the period ended July 2, 2006, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(14)	Forms of Stock Option Agreements to the 1992 Stock Incentive Plan, filed as Exhibit 4.3 to AMD’s Registration Statement on Form S-8 (No. 33-46577) filed on March 23, 1992, are hereby incorporated by reference.

(d)(15)	AMD 1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.

(d)(16)	AMD 1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(17)	1995 Option Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.

(d)(18)	Form of Terms and Conditions For Participants Located in the U.S. Restricted Stock Unit Award (2004 Equity Incentive Plan) filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.

(d)(19)	ATI Technologies Inc. Restricted Share Unit Plans for U.S. Directors and Employees, as amended and restated effective January 31, 2005 filed as Exhibit 99.1 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(20)	ATI Technologies Inc. Restricted Share Unit Plans for Canadian Directors and Employees, as amended and restated effective January 31, 2005 filed as Exhibit 99.2 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(21)	ATI Technologies Inc. Share Option Plan, as amended effective as of January 25, 2005 filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(22)	ARTX Inc. 1997 Equity Incentive Plan, as amended, filed as Exhibit 99.4 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(23)	Confirmation Letter of Capped Call filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated April 24, 2007, is hereby incorporated by reference.

(d)(24)	Registration Rights Agreement dated as of April 27, 2007 between Advanced Micro Devices, Inc., a Delaware corporation and Morgan Stanley & Co. Incorporated filed as Exhibit 10.2 to AMD’s Current Report on Form 8-K dated April 24, 2007, is hereby incorporated by reference.

(d)(25)	Registration Rights Agreement dated as of August 14, 2007, between Advanced Micro Devices, Inc. and Lehman Brothers Inc., filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated August 14, 2007, is hereby incorporated by reference.

(d)(26)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated November 15, 2007, is hereby incorporated by reference.

(d)(27)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 16, 2008, is hereby incorporated by reference.

(d)(28)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated December 5, 2008, is hereby incorporated by reference.

(d)(29)	Form of Stock Option Agreement – U.S., filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(30)	Form of Stock Option Agreement – Non-U.S., filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(31)	Form of Restricted Stock Unit Agreement – Non-U.S., filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(32)	Indenture governing 5.75% Convertible Senior Notes due 2012, dated August 14, 2007, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated August 14, 2007, is hereby incorporated by reference.

(d)(33)	Form of 5.75% Senior Note due 2012, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 14, 2007, is hereby incorporated by reference.

(d)(34)	Indenture governing 7.75% Senior Notes due 2012, dated October 29, 2004, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated November 2, 2004, is hereby incorporated by reference.

(d)(35)	Form of 7.75% Senior Note due 2012, filed as Exhibit 4.2 to AMD’s Current Report on Form 8-K dated November 2, 2004, is hereby incorporated by reference.

(d)(36)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 24, 2007, is hereby incorporated by reference.

(d)(37)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 24, 2007, is hereby incorporated by reference.

(d)(38)	EUR 700,000,000 Term Loan Facility Agreement dated April 21, 2004, between AMD Fab 36 Limited Liability Company & Co. KG, ABN AMRO Bank N.V., Commerzbank Aktiengesellschaft, Deutsche Bank Luxembourg S.A., Dresdner Kleinwort Wasserstein, the investment banking division of Dresdner Bank AG, Landesbank Hessen-Thüringen, Girozentrale, Landesbank Sachsen Girozentrale, Dresdner Bank Luxembourg S.A., Dresdner Bank AG and the financial institutions specified in Schedule 1, filed as Exhibit 10.61 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(d)(39)	Amendment Agreement to the Term Loan Facility Agreement by and between Advanced Micro Devices, Inc., AMD Fab 36 Limited Liability Company & Co. KG, AMD Fab 36 Holding GmbH and the financial institutions named therein dated October 10, 2006 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 13, 2006, is hereby incorporated by reference.

(d)(40)	Subordination Agreement dated April 20, 2004, between AMD, AMD Fab 36 Holding GmbH, AMD Fab 36 Admin GmbH, Leipziger Messe GmbH, Fab 36 Beteiligungs GmbH, AMD Fab 36 LLC and LM Beteiligungsgesellschaft mbH, AMD Fab 36 Limited Liability Company & Co. KG, ABN AMRO Bank N.V., Commerzbank Aktiengesellschaft, Deutsche Bank Luxembourg S.A., Dresdner Kleinwort Wasserstein, KFW, Landesbank Hessen-Thüringen, Girozentrale and Landesbank Sachsen Girozentrale, as Mandated Lead Arrangers, Dresdner Bank Luxembourg S.A., as Facility Agent, with Dresdner Bank AG as Security Agent, and the financial institutions specified therein, filed as Exhibit 10.62 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(d)(41)	Guarantee Agreement dated April 21, 2004, between AMD, AMD Fab 36 Limited Liability Company & Co. KG, Dresdner Bank AG and Dresdner Bank Luxembourg S.A., filed as Exhibit 10.63 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(d)(42)	Term Loan Facility Agreement, dated as of April 21, 2004, as amended by amendment agreements dated October 10, 2006 and February 25, 2009, among AMD Fab 36 Limited Liability Company & Co. KG, certain affiliates of AMD Fab 36 Limited Liability Company & Co. KG, the banks and financial institutions party thereto as Mandated Lead Arrangers or Lenders, Dresdner Bank AG in Berlin, as Security Agent and Reporting Agent, and Dresdner Bank AG, Niederlassung Luxemburg, as Facility Agent, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated March 2, 2009, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(43)	Guarantee Agreement, dated as of April 21, 2004, as amended by amendment agreements dated October 10, 2006 and February 25, 2009, among the Company and The Foundry Company, as guarantors, AMD Fab 36 Limited Liability Company & Co. KG, as Borrower, Dresdner Bank AG in Berlin, as Security Agent, Dresdner Bank AG, Niederlassung Luxemburg, as Facility Agent, and AMD Netherlands Technologies BV, a subsidiary of The Foundry Company, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated March 2, 2009, is hereby incorporated by reference.

(d)(44)	Registration Rights Agreement, dated November 30, 2009, between Advanced Micro Devices, Inc. and J.P. Morgan Securities Inc., filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated December 1, 2009, is hereby incorporated by reference.

(g)	None.

(h)	None.

*	Previously filed on Schedule TO.
**	Filed herewith.